

Press Release




RECEIVED
SEC MAIL PROCESSING SECTION
MAY 1 2 2005
WASH. D.C. 209

Continental Has its Sights Firmly Set on Record Targets

Automotive supplier improves sales and earnings substantially in first quarter

Executive Board affirms positive outlook for 2005 – Company launches IFRS conversion

Hanover, May 4, 2005. International automotive supplier Continental AG, Hanover, remains on course for success, having boosted its sales and earnings in the first quarter of 2005. "Despite the rather weak economy in the automotive industry, we still have our sights firmly set on record targets for the year as a whole. Our goal continues to be the achievement of new top sales and earnings figures in 2005 for the fourth time in a row, and we are well on our way there," said Executive Board chairman Manfred Wennemer on Wednesday in Hanover.

In the first quarter of 2005, **consolidated sales** rose by 8.9 percent to EUR3,253.1 million (PY: EUR2,986.1 million), with Phoenix contributing EUR237.7 million to sales. Before changes in the scope of consolidation and exchange rate effects, consolidated sales increased by 2.6 percent. The consolidated operating result EBIT increased by 9.5 percent to EUR281.7 million (PY: EUR257.3 million). The return on sales amounts to 8.7 percent (PY: 8.6 percent), or 9.0 percent without the consolidation of Phoenix. Phoenix generated an operating result of EUR11.3 million. Consolidated earnings climbed substantially to EUR167.0 million (PY: EUR133.8 million), representing a 24.8 percent increase. Earnings per share rose to EUR1.15 (PY: EUR0.99).

Capital expenditure was up significantly in the first quarter. "For the period to March 31, we spent EUR142.2 million on research and development or 4.4 percent of sales after 4.1 percent one year ago. We also invested EUR158.4 million in property, plant and equipment, and software. After three months, the capital expenditure ratio is up from 3.7 percent to 4.9 percent," said the Executive Board chairman.

At EUR21.9 million, interest expense was down compared with EUR 32.6 million for the same period last year. "We have reduced our indebtedness further. Net indebtedness at EUR1,065.1 million was EUR659.6 lower than the figure for the first quarter of 2004. The gearing ratio fell to 34.5 percent after 90.3 percent in the first quarter of 2004," explained Dr. Alan Hippe, Executive Board member responsible for finances.

	Sales		**EBIT ( ) = Return on sales**	
	Jan.–Mar. 2005	**Jan.-Mar. 2004**	**Jan.-Mar. 2005**	**Jan.–Mar. 2004**
Continental Corporation	3,253.1	2,986.1	281.7 (8.7%)	257.3 (8.6%)
Automotive Systems	1,281.6	1,249.0	124.3 (9.7%)	116.2 (9.3%)
Passenger and Light Truck Tires	980.6	919.4	91.1 (9.3%)	84.8 (9.2%)
Commercial Vehicle Tires	306.6	339.3	17.5 (5.7%)	15.5 (4.6%)
ContiTech	707.9	495.2	58.3 (8,2%)	48.8 (9.9%)

.../2

Hippe pointed out that the corporation had converted its reporting to the **International Financial Reporting Standards (IFRS)**. "There are not however any significant effects from this changeover."

As of March 31, 2005, Continental's **employees** numbered 81,167, an increase of 581 compared with December 31, 2004.

Quarterly figures for the divisions:

Sales by the **Automotive Systems** division increased during the first quarter of 2005 by 2.6 percent to EUR1,281.6 million (PY: EUR1,249.0 million). Before exchange rate effects, sales grew by 3.2 percent. The operating result (EBIT) rose by 7.0 percent to EUR124.3 million (PY: EUR116.2 million), with the return on sales rising to 9.7 percent (PY: 9.3 percent).

The **Passenger and Light Truck Tires** division increased sales for the first three months of 2005 in comparison to the first quarter of 2004 by 6.7 percent to EUR980.6 million (PY: EUR919.4 million). Before changes in the scope of consolidation and exchange rate effects, sales rose by 3.3 percent. This figure was affected by the assignment of the Malaysian subsidiary Continental Sime Tyre, which previously was wholly included in the Commercial Vehicle Tires division, to the respective product groups of the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions at the beginning of the year. The operating result (EBIT) increased by 7.4 percent to EUR91.1 million (PY: EUR84.8 million) with a return on sales of 9.3 percent (PY: 9.2 percent).

The **Commercial Vehicle Tires** division recorded a fall in sales for the first three months of 2005 of 9.6 percent to EUR306.6 million (PY: EUR339.3 million). Before exchange rate effects and changes in the scope of consolidation – due primarily to the change in consolidation of Continental Sime Tyre – sales were up by 6.7 percent compared with the same period in the previous year. The operating result (EBIT) increased 12.9 percent to EUR17.5 million (PY: EUR15.5 million). The return on sales amounts to 5.7 percent (PY: 4.6 percent). Before changes in the scope of consolidation, EBIT rose by EUR6.9 million.

The **ContiTech** division's sales for the first quarter of 2005 increased 43.0 percent to EUR 707.9 million (PY: EUR495.2 million). Phoenix contributed EUR237.7 million in sales. Before changes in the scope of consolidation mainly due to Phoenix as well as exchange rate effects, sales fell by 2.7 percent. The division increased its operating result (EBIT) by 19.5 percent to EUR58.3 million (PY: EUR48.8 million), with the return on sales falling to 8.2 percent (PY: 9.9 percent). Phoenix contributed EUR11.3 million to the increase in operating result.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1485, Fax: -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1278, Fax: -1055
Email: prkonzern@conti.de

"Exemption No.
82-1357"




SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH. D.C. SECTION
209

Press Release

Continental Has its Sights Firmly Set on Record Targets

Automotive supplier improves sales and earnings substantially in first quarter

Executive Board affirms positive outlook for 2005 – Company launches IFRS conversion

Hanover, May 4, 2005. International automotive supplier Continental AG, Hanover, remains on course for success, having boosted its sales and earnings in the first quarter of 2005. "Despite the rather weak economy in the automotive industry, we still have our sights firmly set on record targets for the year as a whole. Our goal continues to be the achievement of new top sales and earnings figures in 2005 for the fourth time in a row, and we are well on our way there," said Executive Board chairman Manfred Wennemer on Wednesday in Hanover.

In the first quarter of 2005, **consolidated sales** rose by 8.9 percent to EUR3,253.1 million (PY: EUR2,986.1 million), with Phoenix contributing EUR237.7 million to sales. Before changes in the scope of consolidation and exchange rate effects, consolidated sales increased by 2.6 percent. The consolidated operating result EBIT increased by 9.5 percent to EUR281.7 million (PY: EUR257.3 million). The return on sales amounts to 8.7 percent (PY: 8.6 percent), or 9.0 percent without the consolidation of Phoenix. Phoenix generated an operating result of EUR11.3 million. Consolidated earnings climbed substantially to EUR167.0 million (PY: EUR133.8 million), representing a 24.8 percent increase. Earnings per share rose to EUR1.15 (PY: EUR0.99).

Capital expenditure was up significantly in the first quarter. "For the period to March 31, we spent EUR142.2 million on research and development or 4.4 percent of sales after 4.1 percent one year ago. We also invested EUR158.4 million in property, plant and equipment, and software. After three months, the capital expenditure ratio is up from 3.7 percent to 4.9 percent," said the Executive Board chairman.

At EUR21.9 million, interest expense was down compared with EUR 32.6 million for the same period last year. "We have reduced our indebtedness further. Net indebtedness at EUR1,065.1 million was EUR659.6 lower than the figure for the first quarter of 2004. The gearing ratio fell to 34.5 percent after 90.3 percent in the first quarter of 2004," explained Dr. Alan Hippe, Executive Board member responsible for finances.

	Sales		**EBIT ( ) = Return on sales**	
	Jan.–Mar. 2005	**Jan.-Mar. 2004**	**Jan.-Mar. 2005**	**Jan.–Mar. 2004**
Continental Corporation	3,253.1	2,986.1	281.7 (8.7%)	257.3 (8.6%)
Automotive Systems	1,281.6	1,249.0	124.3 (9.7%)	116.2 (9.3%)
Passenger and Light Truck Tires	980.6	919.4	91.1 (9.3%)	84.8 (9.2%)
Commercial Vehicle Tires	306.6	339.3	17.5 (5.7%)	15.5 (4.6%)
ContiTech	707.9	495.2	58.3 (8,2%)	48.8 (9.9%)

Hippe pointed out that the corporation had converted its reporting to the **International Financial Reporting Standards (IFRS)**. "There are not however any significant effects from this changeover."

As of March 31, 2005, Continental's **employees** numbered 81,167, an increase of 581 compared with December 31, 2004.

Quarterly figures for the divisions:

Sales by the **Automotive Systems** division increased during the first quarter of 2005 by 2.6 percent to EUR1,281.6 million (PY: EUR1,249.0 million). Before exchange rate effects, sales grew by 3.2 percent. The operating result (EBIT) rose by 7.0 percent to EUR124.3 million (PY: EUR116.2 million), with the return on sales rising to 9.7 percent (PY: 9.3 percent).

The **Passenger and Light Truck Tires** division increased sales for the first three months of 2005 in comparison to the first quarter of 2004 by 6.7 percent to EUR980.6 million (PY: EUR919.4 million). Before changes in the scope of consolidation and exchange rate effects, sales rose by 3.3 percent. This figure was affected by the assignment of the Malaysian subsidiary Continental Sime Tyre, which previously was wholly included in the Commercial Vehicle Tires division, to the respective product groups of the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions at the beginning of the year. The operating result (EBIT) increased by 7.4 percent to EUR91.1 million (PY: EUR84.8 million) with a return on sales of 9.3 percent (PY: 9.2 percent).

The **Commercial Vehicle Tires** division recorded a fall in sales for the first three months of 2005 of 9.6 percent to EUR306.6 million (PY: EUR339.3 million). Before exchange rate effects and changes in the scope of consolidation – due primarily to the change in consolidation of Continental Sime Tyre – sales were up by 6.7 percent compared with the same period in the previous year. The operating result (EBIT) increased 12.9 percent to EUR17.5 million (PY: EUR15.5 million). The return on sales amounts to 5.7 percent (PY: 4.6 percent). Before changes in the scope of consolidation, EBIT rose by EUR6.9 million.

The **ContiTech** division's sales for the first quarter of 2005 increased 43.0 percent to EUR 707.9 million (PY: EUR495.2 million). Phoenix contributed EUR237.7 million in sales. Before changes in the scope of consolidation mainly due to Phoenix as well as exchange rate effects, sales fell by 2.7 percent. The division increased its operating result (EBIT) by 19.5 percent to EUR58.3 million (PY: EUR48.8 million), with the return on sales falling to 8.2 percent (PY: 9.9 percent). Phoenix contributed EUR11.3 million to the increase in operating result.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1485, Fax: -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1278, Fax: -1055
Email: prkonzern@conti.de